

05044905

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
NOV 2 9 2005
WASH. D.C.
209
SECTION


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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-40771 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterne Agee Capital Markets, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway, Suite 700
(No. and Street)

Birmingham (City) Alabama (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Fred Wagstaff, III (205) 380-1716
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street North, Suite 1800 Birmingham, Alabama 35203-3207
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 0 3 2006
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

We, Christopher L. Frankel and Cheryl Witt., swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne Agee Capital Markets, Inc., as of September 30, 2005, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.



Signature



Title



Signature



Title





Notary Public

**CONTENTS OF REPORT**

This report contains (check all applicable boxes)

X (a) Facing page
X (b) Statement of Financial Condition
(c) Statement of Operations
(d) Statement of Changes in Financial Condition
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to m methods of consolidation
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



# STERNE AGEE CAPITAL MARKETS, INC.

(A Wholly Owned Subsidiary of Sterne, Agee & Leach Group, Inc.)

Statements of Financial Condition

September 30, 2005 and 2004

(With Independent Auditors' Report Thereon)



**KPMG LLP**
SouthTrust Tower
Suite 1800
420 20th Street North
Birmingham, AL 35203

## Independent Auditors' Report

The Board of Directors
Sterne Agee Capital Markets, Inc.:

We have audited the accompanying statements of financial condition of Sterne Agee Capital Markets, Inc., (a Delaware corporation and a wholly owned subsidiary of Sterne, Agee & Leach Group, Inc.) as of September 30, 2005 and 2004. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Sterne Agee Capital Markets, Inc. as of September 30, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

November 23, 2005

**STERNE AGEE CAPITAL MARKETS, INC.**
(A Wholly Owned Subsidiary of Sterne, Agee & Leach Group, Inc.)

Statements of Financial Condition

September 30, 2005 and 2004

| **Assets** | | **2005** | **2004** |
|---|---|---|---|
| Cash and cash equivalents | $ | 2,263,892 | 2,095,518 |
| Securities owned, at fair value: | | | |
| Corporate stocks | | 5,224 | 7,999 |
| Limited market investments | | 606,635 | 419,112 |
| Non–readily marketable securities | | 30,852 | 18,137 |
| | | 642,711 | 445,248 |
| Due from affiliates | | 129,064 | 158,918 |
| Furniture and equipment (less accumulated depreciation of $217,890 in 2005 and $204,262 in 2004) | | 69,990 | 70,938 |
| Other assets | | 147,328 | 128,304 |
| Total assets | $ | 3,252,985 | 2,898,926 |
| **Liabilities and Stockholder's Equity** | | | |
| Due to parent company | $ | 90,065 | 21,890 |
| Due to affiliates | | 178,798 | 368,363 |
| Securities sold but not yet purchased, at fair value: | | | |
| Corporate stocks | | — | 1,781 |
| Other | | 128,927 | 182,441 |
| | | 128,927 | 184,222 |
| Liabilities subordinated to claims of general creditors | | 350,000 | 750,000 |
| Other liabilities | | 779,201 | 285,848 |
| Total liabilities | | 1,526,991 | 1,610,323 |
| Commitments and contingencies (note 5) | | | |
| Stockholder's equity: | | | |
| Preferred stock, $0.01 par value. Authorized 40,000 shares, no shares issued or outstanding | | — | — |
| Common stock, $0.01 par value. Authorized 60,000 shares, issued and outstanding 2,500 shares both in 2005 and 2004 | | 25 | 25 |
| Additional paid–in capital | | 467,410 | 467,410 |
| Retained earnings | | 1,258,559 | 821,168 |
| Total stockholder's equity | | 1,725,994 | 1,288,603 |
| Total liabilities and stockholder's equity | $ | 3,252,985 | 2,898,926 |

See accompanying notes to statements of financial condition.

## (1) Organization and Summary of Significant Accounting Policies

### *(a) Description of Business and Principles of Consolidation*

Sterne Agee Capital Markets, Inc. (the Company), a wholly owned subsidiary of Sterne, Agee & Leach Group, Inc. (SAL Group or the Parent), is a registered broker dealer with the Securities and Exchange Commission. Its principal business activities include the clearance of securities transactions for institutional and retail customers introduced by non–affiliated registered broker dealers as well as the execution of securities transactions for non–affiliated broker dealers. All securities transactions are settled through a clearing broker on a fully disclosed basis.

The Company contracts with Sterne, Agee & Leach, Inc. (SAL), an affiliate of the Company, to serve as the carrying broker, to clear and perform the majority of other back office operations and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the Securities and Exchange Commission. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no losses under this agreement.

### *(b) Use of Estimates in Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

### *(c) Accounting for Securities Transactions and Other Activity*

Securities owned and receivables/payables with brokers and customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

Securities owned and securities sold but not yet purchased are stated at fair value.

Marketable securities are stated at fair value based on quoted market price, and securities not readily marketable are stated at fair value as determined by management.

### *(d) Furniture and Equipment*

Furniture and equipment are recorded at cost. Depreciation and amortization are provided on a straight–line basis over the lesser of estimated useful lives of the assets or the remaining contractual term of the leases.

### *(e) Recent Accounting Pronouncements*

In July 2005, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Interpretation, *Accounting for Uncertain Tax Positions*. This exposure draft proposes guidance on the recognition and measurement of uncertain tax positions and, if issued, may result in



(Continued)

companies raising the threshold for recognizing tax benefits that have some degree of uncertainty. The exposure draft also addresses the accrual of any interest and penalties related to tax uncertainties. The comment period for this exposure draft recently concluded. The FASB is currently re–evaluating the proposed statement, including the effective date.

*(f)* ***Reclassification***

Certain amounts in the 2004 financial statements have been reclassified to conform with the 2005 presentation.

**(2) Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3–1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30, 2005 and 2004, the Company had net capital of $1,771,543 and $1,724,639, respectively, which was $771,543 and $724,639 in excess of required net capital, respectively.

The Company claims an exemption from the provisions of the Securities and Exchange Commission's Customer Protection–Reserves and Custody of Securities Rule (Rule 15c3–3) pursuant to Section (k)(2)(ii) of the Rule.

**(3) Wholesale Trading**

The Company makes a market in over–the–counter securities and executes transactions on behalf of other broker dealers, both affiliated and non–affiliated.

**(4) Securities Not Readily Marketable**

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company, or (d) when it can be established that the market place can absorb only a limited number of shares of a security for which a ready market seemingly exists.

At September 30, 2005, these securities represented equities at estimated fair values of $30,852.

**(5) Commitments and Contingencies**

The Company, in its capacity as a broker dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management expects that the ultimate resolution of these and other matters will not have a material effect on the Company's financial position.

**(6) Related Party Transactions**

SAL Group provides management, consulting, and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.



(Continued)

SAL and SAL Group provide office space, communications, and clearing services to the Company in the normal course of operations.

SAL serves as the custodian for the Company for securities, cash, and other property owned by or in the fiduciary accounts.

## (7) Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Deferred tax liabilities and assets are determined under the liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using the enacted tax rates in effect for the applicable tax periods. In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, the Company has recorded net deferred tax assets of $40,819 and $37,595 as of September 30, 2005 and 2004, respectively, which primarily represent differences relating to depreciation of fixed assets.

## (8) Liabilities Subordinated to Claims of General Creditors

On November 29, 2004, the Company entered into a subordinated loan agreement with Sterne, Agee & Leach, Inc., an affiliate of the Company, in the amount of $350,000. The agreement provides for interest payments at a rate of 4% per annum and is due on November 30, 2005.

On November 30, 2004, the Company paid in full a subordinated loan agreement with Sterne, Agee & Leach, Inc. in the amount of $750,000.